**TO ALL STOCK EXCHANGES**

**BSE LIMITED**
**NATIONAL STOCK EXCHANGE OF INDIA LIMITED**
**NEW YORK STOCK EXCHANGE**

March 24, 2020

Dear Sir, Madam,

**Subject- Company statement**

As previously disclosed, in connection with the Audit Committee's investigation into certain whistleblower complaints which concluded in January 2020, the Company cooperated with an investigation by the United States Securities & Exchange Commission ("SEC") regarding the same matters. The Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company has also responded to all the inquires received from the Indian regulatory authorities and Company will continue to cooperate with the authorities should there be any additional requests for information.

The information will also be made available on the company website www.infosys.com. This is for your information and records.

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
**Company Secretary**

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com